# PURCHASE AGREEMENT

This purchase agreement (this "*Agreement*") is entered into as of August 7, 2026 (the "*Signing Date*") by and between Nippon Life Insurance Company (the "*Purchaser*") and Goldman Sachs International (the "*Broker*").

WHEREAS, the Purchaser desires to appoint the Broker to purchase on behalf of the Purchaser shares of outstanding common stock (the "*Stock*") issued by Corebridge Financial, Inc. (the "*Issuer*"); and

WHEREAS, the parties intend that the purchases of Stock made pursuant to this Agreement shall comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), and that this Agreement shall be interpreted to comply with the requirements of those rules.

NOW THEREFORE, the Purchaser and the Broker hereby agree as follows:

1. The Broker shall effect one or more purchases (each a "*Purchase*") of shares of Stock and use its reasonable efforts to purchase on the terms set out in this Agreement. The share amounts shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock that occurs during the period this Agreement remains in effect. The Broker's sole compensation for services rendered under this Agreement shall be a commission as detailed on Schedule A hereto.

2. The obligations of the Broker to make Purchases shall become effective on the later of the following dates (the "*Effective Date*"):

   (i)     the date that is 30 days after the Signing Date; and

   (ii)    the first New York Stock Exchange trading day immediately following the date on which the Purchaser has notified the Broker in writing that any waiting period (and any extensions thereof) applicable to the Purchases under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "*HSR Act*") shall have expired or terminated.

3. This Agreement shall terminate on the earliest of the following dates (such date, the "*Termination Date*"):

   (i)     the first date on which the aggregate number of shares of Stock that have been purchased pursuant to this Agreement reaches the Purchase Volume Threshold (as defined in Schedule A);

   (ii)    the first date on which the aggregate price paid in connection with all Purchases under this Agreement reaches (or would reach if acquiring even a single additional share of Stock would cause such sum to reach) the Purchase Price Threshold (as defined in Schedule A);

   (iii)   the date that any person publicly announces a merger with respect to the Issuer or a tender or exchange offer with respect to the Stock, *provided* that any announcements in connection with the previously announced merger of the Issuer and Equitable Holdings, Inc. shall not trigger a termination of this Agreement, other than an announcement in respect of the closing of such merger;

   (iv)    the date on which the Broker receives notice of the intended or actual commencement of any proceedings in respect of or triggered by the Issuer's bankruptcy, insolvency or similar proceeding;

   (v)     promptly after the receipt of written notice of termination signed by a senior officer of the Purchaser and confirmed by the Broker, it being understood that any such termination shall not cause Purchases previously effected pursuant to this Agreement to fail to be entitled to the benefits of Rule 10b5-1(c) (any such termination notice shall not indicate the reasons for the termination or contain any material non-public information);

   (vi)    the date on which the Broker receives written notice from the Purchaser pursuant to paragraph 5(viii) indicating that the FCA Approval has ceased to be in full force and effect; and

(vii)    the date that is 90 days after the Effective Date.

4.    The Broker shall use reasonable efforts to make purchases pursuant to this Agreement in the open market in accordance with the Purchaser's written instructions set forth in Schedule A hereto.

5.    The Purchaser represents, warrants and covenants that:

(i)    As of the date hereof, the Purchaser is not aware of material nonpublic information concerning the Stock or the Issuer, is entering into this Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and will act in good faith with respect to this Agreement;

(ii)    The Purchaser will not, during the period this Agreement is in effect, enter into any comparable agreement with any broker or dealer other than the Broker if the period of such comparable agreement would overlap with the period this Agreement is in effect;

(iii)    Purchases of Stock pursuant to this Agreement are not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser, and none of the transactions contemplated by this Agreement will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to the Purchaser or its affiliates, including, but not limited to, the Issuer's window period policy;

(iv)    no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for Purchases of Stock pursuant to this Agreement;

(v)    The Purchaser shall immediately notify the Broker if any of the statements contained in paragraphs 5(iii) or 5(iv) above become inaccurate prior to the termination of this Agreement;

(vi)    The Purchaser will provide written notice to the Broker of the expiration or termination of any waiting period applicable to the Purchases under the HSR Act as soon as possible, and no later than one Business Day, following such expiration or termination, as the case may be;

(vii)    The Purchaser will disclose its entry into, and any termination of, this Agreement in an amendment to its Schedule 13D filing under the Exchange Act in respect of the Issuer prior to the next open of trading following execution, or any such termination, of this Agreement;

(viii)    The Purchaser has received unconditional approval from the Financial Conduct Authority (UK) (the "*FCA*") in respect of the notice given by the Purchaser under section 178 of the Financial Services and Markets Act 2000 (as amended, the "*FSMA*") in relation to an acquisition or increase in control (within the meaning of sections 181 and 182 FSMA) over a UK authorised person as a result of the purchases of Stock to be made pursuant to this Agreement (the "*FCA Approval*") and, if the FCA Approval ceases to be in full force and effect, then the Purchaser will provide written notice to the Broker as soon as possible, and in any event no later than one Business Day following such cessation;

(ix)    The Purchaser will use best efforts to do all things reasonably necessary and within its control to obtain all necessary approvals under the HSR Act in respect of this Agreement;

(x)    The Purchaser has received all necessary approvals and consents for the Purchases under the Stockholder's Agreement dated as of December 9, 2024, between the Issuer and the Purchaser, as amended from time to time; and

(xi)    The Purchaser (or any "affiliated purchaser" as defined in Rule 10b-18 under the Exchange Act ("*Rule 10b-18*")) shall not, without the prior written consent of the Broker, directly or indirectly purchase any shares of Stock (including by means of a derivative instrument), listed contracts on the Stock or securities that are convertible into, or exchangeable or exercisable for Stock (including, without limitation, any Rule 10b-18 purchases of blocks (as defined in Rule 10b-18)) during the term of this Agreement, except through the Broker.

6. Payment for Stock purchased under this Agreement shall be made in accordance with normal settlement procedures. The Broker shall establish a Purchase account for the Purchaser into which purchased shares of Stock will be deposited against payment to the Broker of the purchase price and the Broker's compensation. The Purchaser agrees that any obligation of the Broker to make Purchases on any day on which Purchases are to occur pursuant to this Purchase Agreement is conditioned upon the Purchaser maintaining compliance with normal settlement procedures. Any failure by the Purchaser to maintain such compliance, as reasonably determined by the Broker, shall be deemed an event of termination, and no further Purchases shall thereafter be made pursuant to this Agreement.

7. The Broker shall provide the Purchaser with written confirmation of purchases executed on behalf of the Purchaser on a daily basis (showing the date of the transactions, the number of shares of Stock purchased, the price paid, settlement dates and commission amounts). Unless otherwise directed by the Purchaser, such confirmation shall be delivered to the recipients set forth in Schedule B hereto.

8. The Purchaser understands that the Broker may not be able to effect a Purchase due to a market disruption or a legal or regulatory restriction or a restriction under the terms of any contract applicable to the Broker (including any restriction, whether pursuant to a contract, internal policy or otherwise, applicable to the Broker when it is involved in a distribution of Stock on behalf of the Issuer or another party) (a "*Blackout*"). The Purchaser also understands that even in the absence of a Blackout, the Broker may be unable to effect Purchases consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price or other market factors in effect on the date. Any unfilled Purchase shall be deemed to be cancelled and shall not be effected pursuant to this Agreement.

9. All notifications to the Broker under this Agreement shall be made in writing (signed by the Purchaser) and confirmed by email.

10. The Purchaser agrees that it shall not, directly or indirectly, communicate any information relating either to the Stock or the Issuer to any employee of the Broker or its affiliates who is involved, directly or indirectly, in executing this Agreement at any time while this Agreement is in effect. The Purchaser shall be solely responsible for complying with all reporting or filing requirements, or with any laws not mentioned herein, that may apply to Purchases under this Agreement.

11. The Purchaser agrees that the Broker and its affiliates and their directors, officers, employees and agents (collectively, "*Broker Persons*") shall not have any liability whatsoever to the Purchaser for any action taken or omitted to be taken in connection with this Agreement or the making of any Purchase, except to the extent that such liability is determined in a non-appealable order of a court of competent jurisdiction to arise out of or relate or to otherwise be the result of (a) a Broker Person's gross negligence, willful misconduct, bad faith or fraud or (b) the material breach by a Broker Person of any of its covenants or obligations under this Agreement. The Purchaser further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable and documented attorneys' fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Agreement (each an "*Action*") and to reimburse each Broker Person for such Broker Person's expenses, as they are incurred, in connection with any Action, except to the extent that such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to arise out of or relate or to otherwise be the result of (i) such Broker Person's gross negligence, willful misconduct, bad faith or fraud or (ii) such Broker Person's material breach of any of its covenants or obligations under this Agreement. This paragraph 11 shall survive termination of this Agreement.

12. This Agreement is not assignable or transferable, and constitutes the entire agreement between the parties, superseding any prior written or oral agreements or understandings regarding this Agreement. This Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall constitute a single, binding instrument.

13. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the laws of the State of New York and may be modified or amended only by a writing signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Purchaser is otherwise permitted to effect Purchases under this Agreement and at a time when the Purchaser is not aware of material nonpublic information concerning the Purchaser or its securities. In the event of a modification or amendment to this Agreement, no purchases under this Agreement shall be effected until the expiration of a cooling-off period that is 30 days after such modification or amendment.

14. Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the Broker and the Purchaser, the Purchaser acknowledges and accepts that a UK Bail-in Liability arising under this Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority, and acknowledges, accepts, and agrees to be bound by:

    (i) the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of the Broker to the Purchaser under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

        (a) the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

        (b) the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of the Broker or another person, and the issue to or conferral on the Purchaser of such shares, securities or obligations;

        (c) the cancellation of the UK Bail-in Liability;

        (d) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

    (ii) the variation of the terms of this Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

15. The Broker undertakes to the Purchaser that, at all times from its receipt of any Purchase Funds until such Purchase Funds have been applied in settlement of Purchases or returned to the Purchaser, and notwithstanding any term of the Terms of Business or any other agreement or arrangement between the Purchaser and the Broker or any of its affiliates:

    (i) the Broker shall hold all Purchase Funds as client money in accordance with the client money rules contained in the FCA Rules (including CASS 7), and neither of the circumstances described in paragraphs 2.1 and 2.2 of Section 2 (*Holding of Client Money*) of Part D (*Custody Services*) of the Terms of Business shall apply to the Purchase Funds; and

    (ii) the rights of the Broker under Section 3 (*Right of use and Title transfer collateral arrangements*) of Part D (*Custody Services*) of the Terms of Business are disapplied in respect of the Purchase Funds.

16. For purposes of this Agreement, the following terms shall have the following meanings:

    "*Business Day*" means a day (other than a Saturday or Sunday) on which banks in New York, New York and Tokyo, Japan are open for ordinary banking business.

    "*FCA Rules*" means the rules and guidance contained in the Handbook of rules and guidance issued by the FCA, as amended from time to time.

    "*Group Company*" means any member of the Purchaser Group.

"*Purchase Funds*" means any money transferred by the Purchaser to the Broker in advance of, or otherwise for the purpose of funding, the Purchases.

"*Purchaser Group*" means the Purchaser and any subsidiary or holding company / parent undertaking of the Purchaser, in each case from time to time.

"*Terms of Business*" means the GS European Terms of Business for Professional Clients entered into between the Purchaser and the Broker, as amended, supplemented or replaced from time to time. Capitalized terms used in paragraph 15 and not otherwise defined in this Agreement have the meanings given to them in the Terms of Business.

"*UK Bail-in Legislation*" means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"*UK Bail-in Liability*" means a liability in respect of which the UK Bail-in Powers may be exercised.

"*UK Bail-in Powers*" means the powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first written above.

NIPPON LIFE INSURANCE COMPANY


By:   /s/ Minoru Kimura
Name: Minoru Kimura
Title:   Senior Managing Executive Officer


GOLDMAN SACHS INTERNATIONAL


By:   /s/ David Sprake
Name:   David Sprake
Title:   Managing Director